

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2008

Via Facsimile (408) 349-3510 and U.S. Mail

Michael J. Callahan, Esq.
Executive Vice President and General Counsel
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

RE: Yahoo! Inc.
Additional Definitive Soliciting Materials
Filed June 9, 2008
File No. 000-28018

Dear Mr. Callahan:

We have reviewed the above referenced filing and have the following comment.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

- Your belief that the reelection of your nominees is in the best interests of the company's security holders.

- Your assertion that the election of Mr. Icahn's slate "could result in substantial erosion of stockholder value."

- Your claim that the online advertising market is projected to grow from approximately $40 billion in 2007 to approximately $75 billion in 2010.

Please direct any questions to Matthew Crispino at (202) 551-3456 or, in his absence, to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9210. Please send all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

Michael J. Callahan, Esq.
Yahoo! Inc.
June 12, 2008
Page 2

cc: <u>Via Facsimile (202) 383-5414</u>
        Robert Plesnarski, Esq.
        O'Melveny & Myers LLP
        Telephone: (202) 383-5149